Exhibit 99.1

Jiuzi Holdings, Inc. Reports First-Half 2021 Financial Results

- Total net revenues grew by 260.88% or $3.33 million year-on-year to $4.61 million

- Gross profit and margin were $3.12 million and 67.75%, respectively

- Net income was $1.31 million, turning around from net loss of $0.03 million for the same period in 2020

HANGZHOU, China, August xx, 2021 /PRNewswire/ -- Jiuzi Holdings, Inc. (NASDAQ: JZXN; the “Company”), a new energy vehicles franchisor and retailer under the brand name “Jiuzi” in China, today reports its financial results for the six months ended April 30, 2021.

First-Half 2021 Highlights:

Total Net revenues increased by 260.88% or $3.33 million from $1.28 million for the six months ended April 30, 2020 to $4.61 million for the six months ended April 30, 2021.

Gross profit and gross profit margin were $3.12 million and 67.75% for the six months ended April 30, 2021, as compared to $0.49 million and 38.05% for the same period in 2020.

Income from operations increased by $1.86 million and was turned around from loss from operations of $0.04 million for the six months ended April 30, 2020 to $1.81 million for the six months ended April 30, 2021.

Initial franchise fee increased by 369.19% or $3.61 million from $0.98 million for the six months ended April 30, 2020 to $4.59 million for the six months ended April 30, 2021.

●	The Company has entered into franchise agreements with 86 franchisees as of April 30, 2021, as compared to 47 as of April 30, 2020.

Net income increased by $1.34 million and was turned around from net loss of $0.03 million for the six months ended April 30, 2020 to net income of $1.31 million for the six months ended April 30, 2021.

	For the six months ended April 30
($ millions, except per share data, differences due to rounding)	2021	2020	% Change
Total net revenues	$4.61	$1.28	260.88%
Cost of revenues	$1.49	$0.79	87.89%
Gross profit	$3.12	$0.49	542.51%
Gross profit margin	67.75%	38.05%	29.70%
Income from operations	$1.81	$(0.04)	4133.13%
Net income (loss)	$1.31	$(0.03)	4815.59%
Earnings (loss) per share – Basic and Diluted	$0.09	$(0.02)	550.00%

Mr. Shuibo Zhang, CEO of JZXN commented: “Thanks to our highly qualified and motivated workforce, the Company managed to deliver an outstanding financial performance and achieved a great turnaround from the period when Covid-19 hit the electric vehicle industry.

“As a dedicated participant in the new energy vehicle sector, JZXN expects that the EV shift is getting closer and will ensure the enduring success of the Company to safeguard its profitability targets. During the half year period, we formed partnerships with industry leaders to boost business development. We also aim to build an online-offline operating system to empower our franchisees to further driving up our sales growth. With an innovative one-stop vehicle sales model, we are convinced that the Company will be successful in the exciting electric vehicle era that is soon coming,” he said.

Mr. Francis Zhang, Chief Financial Officer, commented, “We were able to deliver strong development momentum as we turned net loss to a net income of $1.31 million and our net revenues reached $4.61 million during the six months ended April 30, 2021 despite the fact that the COVID-19 pandemic had an adverse impact on the economic activities in China and the world. Looking ahead, we remain committed to expanding the scale of sales and business operation, promoting new development strategies, and further accelerating the integration of our existing business and new growth points initiated both through our in-house expansion strategies and via partnerships with industry peers. We believe the above measures will lay a solid foundation for our profitability in the long run.”

First-Half 2021 Financial Results

Net revenue

The following table lists the calculation methods of gross profit and gross profit margin of each type of revenue:

	For the six months ended April 30,		Changes
($ millions, differences due to rounding)	2021	2020	Amount	%
New energy vehicle sales
Net revenue	$0.02	0.30	(0.28)	(92.58)%
Cost of revenue	0.01	0.30	(0.29)	(98.10)%
Gross profit	$0.02	0.003	0.01	384.18%
Gross profit margin	74.75%	1.15%	73.60%	6,400%

Franchise initial fees
Net revenue	$4.59	0.98	3.61	369.19%
Cost of revenue	1.48	0.50	0.98	199.15%
Gross profit	$3.11	0.48	2.62	543.63%
Gross profit margin	67.71%	49.36%	18.35%	37.18%

Franchisees’ royalties
Net revenue	$-	-	-	-
Cost of revenue	-	-	-	-
Gross profit	$-	-	-	-
Gross profit margin

Net revenues were $4.61 million for the six months ended April 30, 2021 as compared to $1.28 million in 2020, an increase of $3.33 million or 260.88%. The increase was mostly due to the pandemic has been effectively controlled in China, and the increase of revenues from the initial franchise fees.

New Energy Vehicle (NEV) sales include the sales of NEVs in JZXN’s Shangli store and sales of NEVs to franchisees. For the six months ended April 30, 2021, NEVs sales decreased by $0.28 million or 92.58%, from $0.30 million for the six months ended April 30, 2020 to $0.02 million for the six months ended April 30, 2021. The decrease was mostly due to the Company organized a lot of training to improve the quality of employees, and spent more time on the maintenance and development of franchisees, which resulted in a decline in the sales of NEVs. Also, Shangli Store has been adjusted as a service center which mainly provides demonstration and training for franchisees. Vehicle sales are mainly concentrated in other franchisees’ stores, which resulted in a decline in the sales of NEVs in our Shangli store.

Gross profit and gross profit margin for NEV sales were $0.02 million and 74.75% for the six months ended April 30, 2021 as compared to $0.003 million and 1.15% for the same period in 2020, respectively.

The initial franchise fee revenue increased by $3.61 million or 369.19%, from $0.98 million for the six months ended April 30, 2020 to $4.59 million for the six months ended April 30, 2021. As of April 30, 2021, April 30, 2020, the Company has entered into franchise agreements with 86 and 47 franchisees, respectively. The increase was mostly due to the pandemic has been effectively controlled in China, and people’s interest in investment and consumption has generally increased. At the same time, the new energy vehicle sector has renewed investor interest in market and companies.

Gross profit and gross profit margin for the segment were $3.11 million and 67.71% for the six months ended April 30, 2021 as compared to $0.48 million and 49.36% for the same period in 2020, respectively. The increase was mainly due to an increase in revenue.

Franchisees’ royalties may be collected based on 10% of net incomes from franchisees. As of April 30, 2021, we did not generate any revenues through franchisees’ royalties as our franchisees have yet to generate net income for the period.

Selling, general and administrative expenses

The Company incurred selling, general and administrative expenses of $1.31 million for the six months ended April 30, 2021, as compared to $0.53 million for the six months ended April 30, 2020, an increase of $0.78 million or 155.11%. The increase is due to the COVID-19 outbreak is effectively under control, JZXN organized a lot of staff training, the market was able to develop smoothly, employees’ travel expenses, training expense, performance bonuses and basic social insurance have been increased.

Interest Expenses

Interest charges and bank charges are mainly from bank transfer charges and deposit interest offset. Interest expense as of April 30, 2021 and 2020 was approximately $354 and $1465, respectively.

Provision for Income Taxes

Provision for income tax was $0.45 million during the six months ended April 30, 2021, an increase of $0.45 million as compared to $16 for the six months ended April 30, 2020. The increase in provision for income taxes was mainly due to the increase in income before income tax provision.

Net Income

Net income increased by $1.34 million to $1.31 million for the six months ended April 30, 2021, from net loss of $0.03 million for the six months ended April 30, 2020. Such change was the result of the combination of the changes as discussed above.

Basic and diluted earnings (loss) per share

Basic and diluted earnings per share were $0.09 for the six months ended April 30, 2021, compared to net loss per share of $0.02 for the same period of 2020.

Cash and cash equivalents

As of April 30, 2021 the Company had cash and cash equivalents of $0.67 million, compared to $0.11 million as of April 30, 2020.

Recent developments

On July 19, 2021, the Company announced that it entered into a strategic cooperation agreement with Chongqing Ruichi Automobile Industry Co., Ltd. (“Ruichi”) on June 25, 2021. Pursuant to the agreement, Ruichi will supply 500 logistics vehicles to JZXN during the initial term, and conduct sales at the Company’s chain stores. JZXN and Ruichi will seek bilateral gains via resource sharing and forming complementary business advantages.

On July 14, 2021, the Company announced it has signed a letter of intent with China Petrol Technology (Shenzhen) Limited (“CPT”), an innovative “internet + energy” industrial chain platform, to jointly build battery swap stations and battery management system for electric vehicles (EV) across China. Mr. Shuibo Zhang, Chairman of the Company and Mr. Weizhao Jie, CEO of CPT, attended the signing ceremony.

On June 29, 2021, the Company announced its operating entity Zhejiang Jiuzi New Energy Vehicles Co. Ltd. (“Jiuzi New Energy”) entered into a strategic cooperation agreement with Hemei (Zhejiang) Auto Holdings Co. Ltd. (“Hemei Auto”) on June 2 in Yuyao, of China’s Ningbo City. Pursuant to the agreement, Jiuzi New Energy and Hemei Auto will strive to seek bilateral gains via resources sharing to jointly develop smart logistics system and new city logistics business models that pivot clean, green, safe and efficient logistics services amid robust growth opportunities in this industry.

On May 20, 2021, the Company announced the closing of its initial public offering (“Offering”) of 5,200,000 ordinary shares at a public offering price of $5.00 per share. The Company received aggregate gross proceeds of $26 million from this Offering, before deducting underwriting discounts and other related expenses.

On May 18, 2021, the Company announced the pricing of its upsized initial public offering of up to 5,200,000 ordinary shares at a public offering price of $5.00 per share. The ordinary shares have been approved for listing on the Nasdaq Capital Market and commenced trading on May 18, 2021 under the ticker symbol “JZXN”.

About Jiuzi Holdings, Inc.

Jiuzi Holdings, Inc., headquartered in Hangzhou, China, and established in 2017, franchises and operates retail stores under the brand name “Jiuzi” to sell New Energy Vehicles (“NEVs”) in third-fourth tier cities in China. The Company majorly sells battery-operated electric vehicles, and sources NEVs through more than twenty NEV manufacturers. It has 37 operating franchise stores and one company-owned store. For more information, visit the Company’s website at http://www.zjjzxny.cn/.

Forward-Looking Statements

All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and in its other filings with the SEC.

For more information, please contact:

Janice Wang

EverGreen Consulting Inc.

Email:	IR@changqingconsulting.com

Phone:	+1 571-464-9470 (from U.S.)

+86 13811768559 (from China)

Jiuzi Holdings, Inc.

Consolidated Balance Sheets

As of April 30, 2021 and October 31, 2020

	April 30, 2021	October 31, 2020
ASSETS
Current assets
Cash and cash equivalents	$665,871	$764,492
Accounts receivable	15,377	14,875
Accounts receivable – related party	887,278	1,518,264
Due from related parties	242,037	173,643
Inventories	134,649	154,586
Advances to suppliers	159,980	569,023
Loans receivable from related parties, net	4,081,132	2,999,261
Other receivables and other current assets	292,539	280,789
Total current assets	6,478,863	6,474,933
Non-current asset
Property, plant and equipment, net	88,046	101,877
Intangible asset, net	16,991	16,436
Other non-current assets	-	2,349
Loans receivable from related parties, net	7,932,213	5,308,919
Total non-current assets	8,037,250	5,429,581
TOTAL ASSETS	$14,516,113	$11,904,514

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Accruals and other payables	$467,751	$82,182
Accounts payable – related party	40,902	102,411
Accounts payable	21,609	872
Taxes payable	3,559,015	2,772,447
Contract liability	90,972	116,977
Contract liability – related party	449,188	614,449
TOTAL LIABILITIES	$4,629,437	$3,689,338

COMMITMENTS AND CONTINGENCIES

Shareholders’ equity
Ordinary shares (150,000,000 shares authorized, par value $0.001, 15,000,000 shares issued and outstanding as of April 30, 2021 and October 31, 2020)*	$15,000	$15,000
Additional paid in capital	347,277	308,939
Statutory reserve	738,072	690,624
Retained earnings	8,123,220	6,846,609
Accumulated other comprehensive loss	257,431	(60,426))
Total equity attributable to Jiuzi	9,481,000	7,800,746
Equity attributable to noncontrolling interests	405,676	414,430
Total Stockholders’ equity	$9,886,676	$8,215,176

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$14,516,113	$11,904,514

Jiuzi Holdings, Inc.

Consolidated Statements of Income and Comprehensive Income

For the years ended April 30, 2021 and 2020

	April 30, 2021	April 30, 2020
Revenues, net	$22,230	$174,986
Revenues – related party, net	4,587,123	1,102,250
Total Revenues	4,609,353	1,277,236

Cost of revenues	41,375	154,171
Cost of revenues – related party	1,445,238	637,042
Total cost of revenues	1,486,613	791,213

Gross profit	3,122,740	486,023

Selling and marketing expense	11,886	18,127
General and administrative expenses	1,300,624	512,780
Operating income (loss)	1,810,230	(44,884)

Non-operating income (expense) items:
Other income (expense), net	(53,407)	18,554
Interest income (expense)	357	(1,465)
	(53,050)	17,089

Earnings (Loss) before tax	1,757,180	(27,795)

Income tax	445,726	16

Net income (loss)	1,311,454	(27,811)
Less: loss attributable to non-controlling interest	(12,605)	(10,779)
Net income (loss) attributable to Jiuzi	$1,324,059	$(17,032)

Earnings (Loss) per share
Basic	$0.09	$(0.02)
Diluted	$0.09	$(0.02)

Weighted average number of ordinary shares outstanding*
Basic	15,000,000	15,000,000
Diluted	15,000,000	15,000,000

	April 30, 2021	April 30, 2020
Net income (loss)	$1,311,454	$(27,811)

Other comprehensive income (loss):
Foreign currency translation (loss) income	321,708	23,652
Total comprehensive income (loss)	$1,633,162	$(4,159)